ANICO Financial Services, Inc.

**Report of Independent Registered Public Accounting Firm
Statement of Financial Condition
December 31, 2025**

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
6-68938

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **1/1/2025** AND ENDING **12/31/2025**

                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ANICO Financial Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
- ☐ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Moody Plaza

(No. and Street)

Galveston	**TX**	**77550-7999**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thad Luikart	**409-766-6546**	thad.luikart@americannational.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weaver and Tidwell, L.L.P

(Name – if individual, state last, first, and middle name)

4400 Post Oak Parkway, Suite 1100	**Houston**	**TX**	**77027**
(Address)	(City)	(State)	(Zip Code)

10/14/2023	**410**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Thad Luikart__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __ANICO Financial Services, Inc.__ , as of __December 31__ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
MONICA BJERKE
Notary ID #126789545
My Commission Expires
January 30, 2029
```

Signature:

Title:
President & CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ANICO Financial Services, Inc.
December 31, 2025

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements


Report of Independent Registered Public Accounting Firm

To the Directors and Stockholder
of ANICO Financial Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ANICO Financial Services, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States.

Emphasis of Matter – Pending Related-Party Merger

As discussed in Note 6 to the financial statements, the Company received regulatory approval of a merger agreement with AEL Financial Services, LLC, a related party, and the transaction is expected to close in 2026, subject to the satisfaction of customary closing conditions and finalization of the closing agreement. As further described in Note 6, the merger had not been consummated as of the date of this report. Our opinion is not modified with respect to this matter.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2024.

San Antonio, Texas
February 26, 2026

ANICO Financial Services, Inc.
Statement of Financial Condition
December 31, 2025

	2025
Assets:	
Cash	$ 238,825
Receivables due from parent	55,937
Prepaid and other assets	4,052
Total assets	**$ 298,814**
Liabilities and Stockholder's Equity	
Liabilities:	
Due to dealers for commissions	12,479
Due to parent for:	
Service fees	7,511
Trade payables and accrued expenses	28,758
Total liabilities	**$ 48,748**
Stockholder's Equity:	
Common stock, par value $0.01 per share; authorized,	
issued and outstanding, 100,000 shares	1,000
Additional paid-in-capital	249,066
Total stockholder's equity	**250,066**
Total liabilities and stockholder's equity	**$ 298,814**

See accompanying notes to the financial statements.

ANICO Financial Services, Inc. Notes to Financial Statements

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
ANICO Financial Services, Inc. ("ANFS" or "the Company") is a wholly-owned subsidiary of American National Insurance Company ("American National"), which is a subsidiary of BAMR US Holdings, LLC. ANFS was organized on December 21, 2010, and its sole purpose is to operate as a non-clearing wholesale broker-dealer and distributor of American National's variable products. ANFS is registered as a non-clearing wholesale broker-dealer under the Securities Exchange Act of 1934 and received approval from the Financial Industry Regulatory Authority, Inc. ("FINRA") as a registered non-clearing wholesale broker-dealer on July 18, 2012.

ANFS does not receive cash from customers and, therefore, is not required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers." ANFS operates pursuant to the (k)(1) limited business (mutual funds and/or variable annuities only) exemptive provision of the Securities and Exchange Commission's ("SEC") Rule 15c3-3.

The Securities Investor Protection Corporation ("SIPC") was created by *the Securities Investor Protection Act of 1970*, ("SIPA"), a Federal statute which became effective December 30, 1970. Membership with SIPC is required by all brokers and dealers registered under Section 15(b) of the *Securities Exchange Act of 1934* unless otherwise exempted. For the years ended December 31, 2025, ANFS filed a Certificate of Exclusion of Membership under Section 78ccc(a)(2)(A)(ii) of SIPA. The exclusion is determined by ANFS' exclusive business consisting of: (1) the sale of variable annuities and (2) the business of insurance.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
At various times during the year, the Company's cash balances exceeded federally insured limits. However, as of December 31, 2025, the Company's cash accounts did not exceed federally insured limits. Cash is carried at fair value.

Receivables Due From Parent
Variable commissions processed but not paid at month end and distributor fees paid from the parent are both presented as receivables due from parent in the Company's Statement of Financial Condition. At January 1, 2025, the Company had receivables due from parent of $23,982.

Economic Market Risk Factors
Unfavorable economic developments could adversely affect us if our customers redeem existing variable contracts. Challenging economic conditions may impair the ability of our customers to meet commitments as they come due.

Income Taxes
ANFS accounts for income taxes in accordance with income tax accounting guidance, *Accounting Standards Codification 740, Income Taxes*. The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. ANFS determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized. As of December 31, 2025, ANFS did not have any transactions that resulted in deferred taxes. ANFS has reviewed and evaluated the relevant technical merits of each of its tax positions and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company. ANFS is included in the consolidated tax return of its indirect U.S. parent company, BAMR US Holdings, LLC.

The Company adopted ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, for the year ended December 31, 2025. Because the Company is included in a consolidated income tax return and did not record current or deferred income tax expense or material income taxes paid during the period, the adoption of the guidance did not result in additional material income tax disclosures.

ANICO Financial Services, Inc. Notes to Financial Statements

Note 2 – Transactions with Affiliates

ANFS and American National are parties to a service and expense-sharing agreement and a distribution and administrative services agreement. Pursuant to such agreements, ANFS has agreed to act as wholesale distributor of certain variable life insurance and annuity products issued by American National. In consideration of such distribution services, American National has agreed to reimburse or assume all expenses incurred by ANFS in performing such services and to provide to ANFS the use of certain personnel; administrative, communications and electronic support services; and office facilities, supplies, equipment and utilities.

Pursuant to the service and expense sharing agreement, American National annually determines the monthly allocation to ANFS on a reasonable basis an amount that equates the proportional cost of the services and products supplied by American National to ANFS to the proportional use of or benefit derived from such services and products by ANFS, although such amounts are ultimately assumed by American National.

In addition, pursuant to the service and expense sharing agreement, American National has agreed to reimburse ANFS at cost for all direct and indirect expenses to third parties determined by ANFS to be attributable to its distribution of American National variable insurance products.

Note 3 – Line of Credit

On September 1, 2020, ANFS established a $500,000 revolving line of credit with ANICO expiring in 2026. No amounts were borrowed against this line during 2025. Interest varies with the bank's prime rate, which was 6.75 percent on December 31, 2025.

Note 4 – Net Capital Requirement

In accordance with the regulations of the SEC, ANFS must maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, that does not exceed 8 to 1. At December 31, 2025, ANFS had net capital of $ $190,077, which was $185,077 in excess of its required net capital of $5,000. ANFS's ratio of aggregate indebtedness to net capital was 0.2565 to 1.

Note 5 - Commitments and Contingencies

From time to time, the Company may be involved in claims, lawsuits, inquiries, investigations and other legal or regulatory proceedings in connection with the conduct of its business. The Company establishes an accrued liability for claims, lawsuits, inquiries, investigations and other legal or regulatory proceedings only when those matters represent loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. No amounts were recorded for loss contingencies as of December 31, 2025.

Note 6 - Subsequent Events

Subsequent events have been evaluated through February 26, 2026, which is the date the financial statements were issued.

In December 2025, the Company received regulatory approval for a merger agreement with AEL Financial Services, LLC (the "Merger"), which is considered a related party as defined in U.S. GAAP. The Merger is subject to customary closing conditions, including formalization of the closing agreement, and is expected to close in 2026. The Merger had not been consummated as of December 31, 2025 or as of the date these financial statements were issued. Upon consummation of the Merger, the Company is not expected to continue to exist as a separate legal entity.

Upon closing, consideration is expected to be provided to the Company's shareholder in the form of equity interests. The Company does not expect the Merger to result in adjustments to amounts recognized in the accompanying financial statements as of and for the year ended December 31, 2025. The Company evaluated subsequent events through the date these financial statements were issued and determined that the Merger represents a nonrecognized subsequent event.